SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No.1)

                           TRANZ RAIL HOLDINGS LIMITED
                                (Name of Issuer)

 American Depositary Shares, evidenced by American Depositary Receipts and each representing the right to receive three Ordinary Shares
                         (Title of Class of Securities)

                                   894116102
                                 (CUSIP Number)




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Item 1:           Wisconsin Central Transportation Corporation
                  Tax ID:  36-3541743
Item 2:           Not Applicable
Item 3:
Item 4:           Delaware, USA
Item 5:           28,684,918 Ordinary Shares
Item 6:           None
Item 7:           28,684,918 Ordinary Shares
Item 8:           None
Item 9:           28,684,918 Ordinary Shares
Item 10:          Not Applicable
Item 11:          22.6%
Item 12:          CO





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Item 1:           Wisconsin Central International, Inc.
                  Tax ID:  36-3902614
Item 2:           Not Applicable
Item 3:
Item 4:           Delaware, USA
Item 5:           28,684,918 Ordinary Shares
Item 6:           None
Item 7:           28,684,918 Ordinary Shares
Item 8:           None
Item 9:           28,684,918 Ordinary Shares
Item 10:          Not Applicable
Item 11:          22.6%
Item 12:          CO




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Item 1
     (a) Name of Issuer: Tranz Rail Holdings Limited

     (b) Address of Issuer's Principal Executive Offices:

               Wellington Railway Station
               Bunny Street
               Wellington, New Zealand 6020

Item 2
     (a) Name of Person Filing:

               Wisconsin Central Transportation Corporation
               Wisconsin Central International, Inc.
               (Wisconsin  Central   International,   Inc.  is  a  wholly  owned
               subsidiary of Wisconsin Central Transportation Corporation)

     (b) Address of Principal Business Office:

               6250 North River Road, Suite 9000
               Rosemont, Illinois 60018

     (c) Citizenship:

               Delaware (Wisconsin Central Transportation Corporation) Delaware (Wisconsin Central International, Inc.)

     (d) Title of Class of Securities:

               American Depositary Shares, evidenced by American Depositary Receipts and each representing the right to receive three Ordinary Shares, are registered pursuant to Section 12(g) of the Securities Exchange Act. Ordinary Shares are beneficially owned by the reporting persons.

     (e) CUSIP Number: 894116102

Item 3:  Not Applicable

Item 4  Ownership:

     (a) Amount Beneficially Owned:  28,694,918 Ordinary Shares

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     (b) Percent of Class:  22.6%

     (c) Number of shares as to which such person has:

          (i) sole power to vote or direct the vote:  28,694,918 Ordinary Shares

          (ii) shared power to vote or direct the vote:  none

          (iii) sole power to dispose or direct the disposition of: 28,694,918 Ordinary Shares

          (iv) shared power to dispose or to direct the disposition of:  none

Item 5  Ownership of Five Percent or Less of a Class:  Not Applicable

Item 6 Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable

Item 8  Identification  and  Classification  of  Members  of  the  Group:    Not
Applicable

Item 9  Notice of Dissolution of Group

The Shareholder Voting Agreement dated March 18, 1996, among Wisconsin Central International, Inc., Berkshire Fund III, A Limited Partnership, Pacific Rail Limited, Tessaro Developments Limited and David Lloyd Investments Limited, which may have had the effect of causing the parties filing this statement to be part of a group, was terminated on March 18, 1997.

Item 10 Certification:  Not Applicable

Signature

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     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information set forth in this statement is true, complete and correct.

Date:  February 10, 1998

WISCONSIN CENTRAL TRANSPORTATION CORPORATION

By:  /s/ Walter C. Kelly
     -------------------
     Walter C. Kelly, Vice President, Finance

Date:  February 10, 1998

WISCONSIN CENTRAL INTERNATIONAL, INC.

By:  /s/ Walter C. Kelly
     -------------------
     Walter C. Kelly, Vice President, Finance


                                  SC 13G/A - 3